UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL DOUBLES ANTHRACITE OUTPUT AND SALES

Mezhdurechensk, Russia – 16 December 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports that its output and sales of anthracites went up by 83% year-on-year.

In 11 months of 2020, Mechel’s anthracite output totaled 1.8 million tonnes, compared to 980,000 tonnes over last year’s first 11 months.

After processing at Southern Kuzbass Coal Company’s washing plants, this coal product is used as high-carbon fuel for ferrous and non-ferrous industry as well as limestone and sodium carbonate production.

This year Southern Kuzbass Coal Company has shipped off over 1.7 million tonnes of anthracites. The company makes deliveries by rail and sea. Southern Kuzbass Coal Company’s anthracites are used in Europe (Germany, Belgium, Luxembourg, France, Turkey) and Asia Pacific (Japan, South Korea, China, Vietnam). Its consumers are major industrial companies.

“Russia is a leader on the global anthracite market, and our Southern Kuzbass Coal Company as a key producer makes a major contribution to maintaining that leadership. We see that demand for anthracites grows steadily both in the West and in the Eastern export markets. Thanks to our target-oriented program of equipment revamping, Southern Kuzbass Coal Company is increasing output of anthracites, and we will make every effort to meet the needs of our consumers,” Mechel Mining Management’s Chief Executive Officer Igor Khafizov said.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: December 16, 2020

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